

SECURI 02005444 MMISSION

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RECEIVED FEB 27 2002 366

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41937 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Colin Winthrop & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Jericho Tpke., Suite 324
(No. and Street)

| Jericho | NY | 11753 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Skidell (516) 433-9200
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co., LLP
(Name — if individual, state last, first, middle name)

| 3000 Marcus Avenue | Lake Success | NY | 11022 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jack Skidell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colin Winthrop & Co., Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Jeffrey J. Weberman
Notary Public, State of New York
No. 5005723
Qualified in Nassau County
Commission Expires Dec. 14, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colin Winthrop & Co., Inc.

333 Jericho Turnpike
Jericho, NY 11753
516-433-9200 •FAX 516-433-9304


RECEIVED
FEB 27 2002
366

* * * * * * * * * * * * * * * * * * * *

# STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

* * * * * * * * * * * * * * * * * * *

MEMBERS NASD & SIPC

## COLIN WINTHROP & CO., INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash | $ 8,498 |
| Securities owned, at market value | 529,885 |
| Receivable from broker | 18,450 |
| Note receivable | 37,800 |
| Furniture and equipment (net of accumulated depreciation of $33,939) | 6,183 |
| Other assets | 3,865 |
| | $ 604,681 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Securities sold, not yet purchased, at market value | $ 6,310 |
| Accrued expenses and other liabilities | 33,081 |
| Payable to clearing broker, net | 28,847 |
| | 68,238 |
| Stockholder's equity: | |
| Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding | 7,000 |
| Additional paid-in capital | 25,265 |
| Retained earnings | 504,178 |
| | 536,443 |
| | $ 604,681 |

**The accompanying notes are an integral part of this financial statement.**

## NOTES TO FINANCIAL STATEMENT

### 1. GENERAL:

Colin Winthrop & Co., Inc. (the "Company") is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

The Company transacts its business with customers located throughout the United States.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade-date basis was considered, and the difference was deemed immaterial.

Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased are carried at quoted market values, and investment in securities not readily marketable for which there is no established market prices are valued using fair values as determined by management. The resulting unrealized gains or losses are reflected in income.

Cash Equivalents:

The Company considers all highly liquid debt instruments with maturities of less than three months when purchased to be cash equivalents.

Furniture and Equipment:

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, consist of trading securities at market value, as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Corporate stocks: | | |
| Marketable at market value | $ 509,885 | -0- |
| Securities not readily marketable, at estimated fair value | 20,000 | -0- |
| Options | -0- | $ 6,310 |
| | $ 529,885 | $ 6,310 |

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

### 4. NOTE RECEIVABLE:

The Company has a note receivable, from an individual, amounting to $37,800 bearing interest at 16% per annum. The note matures October 24, 2002, with interest and principal payable on that date.

### 5. PAYABLE TO CLEARING BROKER:

The payable to clearing broker consists of the following:

| | |
|---|---|
| Payable to clearing broker | $ 76,757 |
| Deposit with clearing broker - U.S. Government obligation | (47,910) |
| | $ 28,847 |

### 6. TAXES:

The Company has available at December 31, 2001 approximately $220,800 of unused net operating loss carryforwards that may be applied against future taxable income of which $48,300 expires in 2019, and $172,500 expires in 2020. The Company utilized approximately $20,000 of net operating losses for the year ended December 31, 2001.

The deferred tax asset arising as a result of the net operating loss carryforwards, against which a 100% allowance has been taken, is as follows:

| | Federal | State | Total |
|---|---|---|---|
| Income tax benefit at statutory rates | $ 57,400 | $ 17,600 | $ 75,000 |
| Less: Valuation allowance | (57,400) | (17,600) | (75,000) |
| Deferred tax asset, net of valuation allowance | $ -0- | $ -0- | $ -0- |

The valuation allowance decreased from $90,000 to $75,000 during the year ended December 31, 2001.

7. **LEASE:**

The Company is obligated under a noncancellable operating lease for its office premises, expiring September 30, 2002.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2001 for the 9 months ended September 20, 2002 is $7,155.

8. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $100,000, or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of the aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Company had net capital, as defined, of $354,692 which exceeded its required minimum net capital of $100,000 by $254,692. Aggregate indebtedness at December 31, 2001 totalled $33,081. The ratio of aggregate indebtedness to net capital was .09 to 1.

9. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:**

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company may require additional collateral or reduction of positions, if necessary.

The Company's trading activities include the purchase and sale of options contracts. These transactions are recorded on net equity basis in the trading accounts carried by brokers and dealers. At December 31, 2001, the total of open contractual commitments, at contracted amounts was approximately $180,500. At December 31, 2001 the Company's exposure for these options consisting of short options in the money amounted to $1,000. The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instruments and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance on options contracts is limited to the amounts reflected in the Company's statement of assets and liabilities. The settlement of these transactions is not expected to have a material effect upon the Company's statements of assets and liabilities.

The Company, as a part of its trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Colin Winthrop & Co., Inc.

We have audited the accompanying statement of financial condition of Colin Winthrop & Co., Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Colin Winthrop & Co., Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 25, 2002